UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 24 2004 WASH, D.C. 158

04025694

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

First Banking Center, Inc.
Exact name of registrant as specified in charter

0000356858
Registrant CIK Number

DEF 14A Proxy 2004
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

0-11132
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
APR 13 2004
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Geneva, State of Wisconsin March 18, 192004.

First Banking Center, Inc.
(Registrant)

By: [signature]
(Name and Title)
James Schuster, Chief Financial Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 19 ____, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUMULATIVE TOTAL RETURN
ASSUMES DIVIDENDS & CAPITAL GAINS REINVESTED
200
180
160
140
120
100
80
60
40
20
-
12/31/1998
12/31/1999
12/31/2000
12/31/2001
12/31/2002
12/31/2003
First Banking Center, Inc
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